Exhibit 6.10

SEATICS Software License Agreement

This SEATICS Software License Agreement (“Agreement”) is made by and between Ticket Software LLC, with an office at 75 Gerber Road E., South Windsor, CT, 06074 (“Ticket Software”) and Stagewood Consortium, Inc. with its principal place of business at 12425 SW 43rd Street, Miami, FL 33075 (“Licensee”), as of the 14th day of August, 2019 (the “Effective Date”).

WHEREAS, Ticket Software licenses an application programming interface (an “API”) for interactive venue maps known as SEATICS (the “Software”); and

WHEREAS, Licensee wishes to license the Software;

NOW, THEREFORE, for good and valuable consideration, Ticket Software hereby agrees to license the Software to Licensee subject to the following terms and conditions.

1. Grant of License and Restrictions

A. Grant of License. Provided Licensee complies with the terms and conditions of this Agreement, Ticket Software hereby grants Licensee a nonexclusive license to use the Software and associated and accompanying documents and instructions including but not limited to the Seatics Maps API Integration Guide (collectively, the “Documentation”) in accordance with this Agreement. Licensee acknowledges and agrees that the Software and the Documentation are Ticket Software’s proprietary information and trade secrets and that this Agreement is only a license to use same (the Software is licensed not sold) and as such it grants Licensee no title or right of ownership in the Software or the Documentation. Furthermore, the license granted under this Agreement is a license to use the object code form of the Software and in no event does it include a license to use the source code or any underlying structure or algorithms. Under this Agreement, Ticket Software grants Licensee the right to: (a) Use the Software as more particularly described in Addendum A Product Schedule; (b) Use the Software for its Business Use and solely on the following website: www.tyket.com (the “Specified Website”); (c) Make one (1) copy of the Documentation solely for its Business Use and (d) Modify the Software user interface (the “UI”) in order to customize it so it is suitable for Licensee’s Business Use on the Specified Website. “Business Use” means use by Licensee and Licensee’s subsidiaries, entities under common control, affiliated companies and employees and agents of each for the purpose of selling event tickets. “Common control” shall mean ownership of a controlling interest in the organization by a common parent.

B. Restrictions. Any rights not expressly granted herein shall remain with Ticket Software, without limiting the generality of the foregoing Licensee shall not (a) use the Software on any website other than the Specified Website; (b) license, sublicense, sell, resell, transfer, assign, distribute the Software or the Documentation in any way; (c) except as expressly permitted herein, modify the Software; (d) make derivative works based upon the Software or the Documentation; or (e) reverse engineer or access the Software or the Documentation in order to (i) build a competitive product or service, (ii) build a product using similar ideas, features, functions or graphics of the Service, or (iii) copy any ideas, features, functions or graphics in the Software. Licensee shall not and shall not permit any third party to access, use, distribute, copy, modify, reverse engineer, decompile, translate, dissemble the source code or create a source code equivalent of or derivative of the Software.

Licensee’s use of the Software shall be limited to the Specified Website and may be limited to a specific number of users or uses, and Licensee agrees to abide by these limits and not circumvent any mechanism implemented to prevent additional or unauthorized use or access. Licensee acknowledges that the Software may contain mechanisms which will (a) prevent the Software from functioning on certain equipment or may permit only certain features to function, (b) limit the number of users, (c) verify use of the Software or payment of the required fees, (d) disable the Software or features thereof and any related functions or features upon the termination of this Agreement, and (e) contain other permissions or restrictions in accordance with this Agreement or any other agreement Licensee has with Ticket Software.

C. Use of Log-Ins. Ticket Software will provide Licensee with one (1) set of log-in credentials which will consist of a user name and password. Licensee and its employees or contractors who are providing services related to Licensee’s use of the Software in accordance with this Agreement may use those log-in credentials. Licensee shall not share its log-in credentials with any third party or permit a third party to use its log-in credentials. Licensee shall be fully liable for any activity that occurs with its log-in credentials and for the failure of any of its employees or contractors to comply with the terms of this Agreement.

D. Access to Sandbox Environment. Ticket Software shall not give, and Licensee shall not be entitled to receive access to the sandbox environment until Licensee has executed this Agreement and paid the License Fee for the Initial Term in full.

2. Ownership

Ticket Software, its affiliates or licensors retains title and ownership of the Software, the Documentation, and any derivative works or updates or upgrades thereto, recorded on the original media and all subsequent copies of the Software and the Documentation regardless of the form or media in or on which the original and other copies may exist. Licensee agrees to reproduce and include the copyright notice on any copy, modification or portion of the Software merged into another program. The Software and the Documentation may contain markings or imprints identifying the Software or the Documentation and/or logos, trademarks, or service marks associated therewith as the intellectual property of Ticket Software, its affiliates or licensors. Licensee shall not remove or alter any copyright, trademark or other proprietary rights notice contained in any portion of the Software whether in libraries, source code, or other files that bear such a notice or the Documentation. For avoidance of any doubt, the foregoing prohibits Licensee from removing the SEATICS logo and the SEATICS name from any of the maps and from masking, distorting, or hiding the logo, the SEATICS name or from taking any other action to prevent the display of the SEATICS logo, name, link or any other identifying mark put in the maps to establish the source or name of the Software or the maps. Any feedback, suggestions, ideas, requests, recommendations or other information you provide to Ticket Software relating to the Software or Ticket Software’s websites, technologies, or business will become Ticket Software’s property.

3. Term and Termination

The license granted under this Agreement shall commence upon the Effective Date and shall continue for a term of one (1) year (the “Initial Term”). Following the Initial Term, this Agreement shall automatically renew for successive one (1) year terms (each a “Renewal Term”, the Renewal Term (s) and the Initial Term, shall collectively be referred to as the “Term”) unless either party notifies the other party in writing of their intent to terminate at least thirty (30) days prior to the end of the then-current Term. Ticket Software may terminate this Agreement immediately in the event that Licensee breaches any provision of this Agreement or any terms set forth in the Documentation or upon thirty (30) days prior notice for Ticket Software’s convenience.

4. License Fee, Web Support Services, and Payment

A. License Fee. Upon execution of this Agreement, Licensee shall pay Ticket Software an annual fee for use of the Software (a “License Fee.”) The amount of the License Fee will be based on Licensee’s License Tier. Licensee’s License Tier is determined by Licensee’s global internet website rank as determined by Alexa Ranking on the Effective Date of this Agreement. “Alexa Ranking” means the global internet website rank given Licensee’s website by Alexa Internet Inc.

The License Tiers and annual License Fee are as follows:

License Tier	Alexa Ranking	License Fee
1	1,000 – 60,000	$18,000
2	60,000 – 80,000	$12,000
3	80,000 – 100,000	$9,600
4	100,000 – 200,000	$3,600
5	200,000 – 500,000	$2,400
6	500,000 – 1,000,000	$1,200
7	1,000,000 and above	$600

The License Fee for any Renewal Term will be based on Licensee’s Alexa Ranking on the first day of the Renewal Term.

B. Web Support Services. (a) Ticket Software will provide certain web support services (“Services.”) Services means services to assist Licensee with their use of the Software including but not limited to: setting up Ticket Software required identification numbers such as a broker ID (a “BID”) and website ID (a “WCID”), assistance with creating an application programming interface (“API”) store account and related work, quality assurance testing, responding to API integration questions, responding to sandbox testing questions, adding sandbox testing events, and responding to Software configuration questions.

(b) Each License shall receive one (1) hour of free Services. During the one (1) hour of free Services Ticket Software will provide Licensee with access to the necessary Documentation and with assistance with standard set-up of the necessary APIs to get Licensee’s API store functional, this means Ticket Software will assist Licensee with:

i)	Creating a BID and a WCID;
ii)	Creating an API store account, whitelisting the WCID, and subscribing the WCID to the Software; and
iii)	Performing quality assurance testing of Licensee’s environment.

(c) If Licensee exceeds the one (1) hour of free Services or requests Services outside the scope of what is described above as part of the free Services, Licensee will be billed a fee (a “Services Fee”) of One Hundred Dollars ($100.00) per hour. The Services Fee will be billed in increments of a minimum of ten (10) minutes. Ticket Software will inform Licensee if Licensee will be billed for any Services prior to performing the Services.

C. Payment. (a) Ticket Software accepts the following methods of payment for any fees required under this Agreement: automated clearinghouse (“ACH”) withdrawal, PayPal, or credit card. Licensee shall complete and submit any required ACH or credit card authorization paperwork or provide any required PayPal permissions to Ticket Software prior to or upon executing this Agreement. The License Fee is due up front in advance for the Initial Term and any Renewal Terms. For the Initial Term, the Licensee Fee shall be due and payable upon Licensee’s execution of this Agreement, Ticket Software may send an invoice after receipt of payment for the Initial Term indicating the amount paid. For any Renewal Terms, the Licensee Fee shall be due and payable upon the commencement of the Renewal Term, Ticket Software shall send an invoice to Licensee annually and payment shall be due and payable immediately upon Licensee’s receipt of invoice. For the Services Fee, Ticket Software shall submit a monthly invoice to Licensee and payment shall be due and payable immediately upon Licensee’s receipt of invoice.

(b) For the Initial Term, Ticket Software shall process payment for the License Fee immediately upon execution of this Agreement. For the Licensee Fee due for any Renewal Term and for any Services Fees Ticket Software shall process payment within five (5) days of sending an invoice to Licensee. Licensee shall pay all sales, use and related taxes which Ticket Software is legally obligated to collect. Ticket Software will invoice Licensee for all taxes due by Licensee which shall become due and payable when invoiced by Ticket Software, or when assessed, levied, or billed by the appropriate taxing authority, even if such amounts are invoiced after expiration or termination of this Agreement. If Licensee does not pay the License Fee, Service Fee or any applicable taxes when due, in addition to any other rights Ticket Software has under this Agreement, Ticket Software may, at its option, suspend Licensee’s license until full payment has been made.

(c) If Licensee continues to use the Software after this Agreement has been terminated, Licensee agrees that the License Fee for such use will be equal to the highest License Fee Ticket Software is charging for a license to use the Software at the time of Licensee’s continued use and the License Fee for such use shall be due and payable in accordance with the terms of this Agreement.

(d) If Ticket Software terminates this Agreement for convenience Licensee will receive a pro-rata refund for any paid but unused License Fees.

5. Warranty and Maintenance

A. Warranty. Ticket Software represents and warrants that for the Term the Software as provided by Ticket Software without any modification, shall operate without any Material Nonconformance. “Material Nonconformance” means any nonconformance which prevents the Software from providing the functionality as it is described in Addendum A. THIS SECTION 5A DESCRIBES THE SOLE AND EXCLUSIVE WARRANTY FOR THE SOFTWARE, TICKET SOFTWARE MAKES NO WARRANTY REGARDING RESULTS TO BE OBTAINED AS A RESULT OF USING THE SOFTWARE AND EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES OF ANY KIND WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT.

B. Maintenance. For the Term, Ticket Software shall provide Licensee, for no additional fee, General Maintenance. “General Maintenance” means Ticket Software will make minor bug fixes and any other updates necessary, in its discretion, to keep the Software operating in accordance with Addendum A.

6. Indemnification

A. Ticket Software. Ticket Software will indemnify and hold Licensee, its subsidiaries, and affiliated companies and employees and agents of each harmless from all claims, losses, costs, liabilities and expenses, including actual attorney’s fees, arising out of any claim that the Software, without combination with any other product or software and when used within the scope of the License granted in this Agreement, infringes any United States patent or copyright provided however, in no event shall Ticket Software’s obligation to indemnify Licensee under this Section 6A apply to the extent any claim arises out of Licensee’s modifications to the UI. Should the Software subject to the indemnification obligations of this provision become subject to such an infringement claim, Ticket Software, at its option will (a) procure for Licensee the right to continue to use such Software, (b) modify the Software so that it becomes non-infringing or (c) terminate this Agreement. Ticket Software shall have no obligation under this Section 6 for or with respect to claims, actions, or demands alleging infringement that arise as a result of (i) the combination of the Software with any items not supplied by Ticket Software; (ii) modification of the Software or Documentation by Licensee or by Ticket Software in compliance with Licensee’s designs, specifications, or instructions; (iii) the direct or contributory infringement of any process patent by Licensee through the use of the Software; and (iv) continued use of the allegedly infringing Software by Licensee after Licensee has been notified of the possible infringement. This Section 6A describes Licensee’s sole and exclusive remedy in the event of an infringement claim.

B. Licensee. Licensee agrees to defend, indemnify and hold Ticket Software, its subsidiaries, and affiliated companies and employees and agents of each harmless from all claims, losses, costs, liabilities and expenses, including reasonable attorney’s fees, arising out of any claim resulting from Licensee, or Licensee’s agents, contractors, or employees use of the Software pursuant to Sections 6A (i) - (iv), gross negligence, willful misconduct, use of the Software or Documentation not in compliance with this Agreement, or modification of the UI.

7. Limitations of Liability

IN NO EVENT WILL TICKET SOFTWARE BE LIABLE FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOST PROFITS, LOST SAVINGS OR ANY OTHER DAMAGES ARISING OUT OF THE USE OF OR INABILITY TO USE THE SOFTWARE OR THE BREACH OF ANY EXPRESS OR IMPLIED WARRANTY, EVEN IF TICKET SOFTWARE HAS BEEN ADVISED OF THE POSSIBILITY OF THOSE DAMAGES. IN NO EVENT SHALL TICKET SOFTWARE BE LIABLE FOR ANY AMOUNT IN EXCESS OF THE AMOUNT OF COMPENSATION PAID BY LICENSEE DURING THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE DATE THE CLAIM AROSE. No action, regardless of form, arising out of this Agreement may be brought by Licensee more than one (1) year after Licensee has actual knowledge of the occurrence which led to the action.

8. Confidential and Proprietary Information

A. Definition “Confidential Information” shall mean, with to respect to each party, all of its trade secrets, technologies, developments, inventions or improvements, management, operations and marketing information; economic studies and methods; proprietary forms; financial, tax and accounting information; financial results; sales, market share, business plans or initiatives, strategies, policies and procedures; personnel, customer and third-party client records; customer email lists; conversion rates and other program metrics; sales data; names, addresses, contact persons, purchasing histories and prices, credit standing and other information relating to third party affiliates and their personnel; current, past, potential or prospective prices, costs, profits, markets, products, and innovations; internal practices and procedures; any information which a party is obligated to treat as confidential, whether or not such information is disclosed pursuant to this Agreement; the terms and provisions of this Agreement and of all transactions or documents executed by the parties or provided by Ticket Software to Licensee pursuant to this Agreement. With respect to Ticket Software, “Confidential Information” shall also include without limitation the Software, the Documentation, the amount of the License Fee, and all information about its business operations, employees, contractors, and third-party clients. Confidential Information shall not include any information which (a) is or becomes known or available to the public and did not become so known or available through the breach of this Agreement by either party, or (b) has been lawfully acquired from a third party without any breach of any confidentiality restriction.

B. Obligations. Neither party shall directly or indirectly disclose any Confidential Information (defined below) of the other party to any third-party, or use, or assist any third-party in using, any Confidential Information, excepting only:

(a) any disclosure required by law or made confidentially to the disclosing party’s shareholders, directors, officers, employees or advisors who have a need to know in order to perform the obligations under this Agreement (collectively, the “Permitted Recipients”);

(b) any disclosure required by law or judicial order issued by a court or agency of competent jurisdiction, provided the receiving party shall have given the disclosing party prior written notice in order to afford it the opportunity to seek a protective order or other legal remedy to prevent such disclosure at the disclosing party’s own expense. If Licensee is ultimately required to disclose Ticket Software’s Confidential Information Licensee shall consult with Ticket Software to redact portions of the Confidential Information to the fullest extent permitted under any applicable laws, rules and regulations, submit a request that such portions of the Confidential Information receive confidential treatment or otherwise be held in the strictest confidence under applicable laws, rules and regulations and not oppose any motion or action by Ticket Software to intervene or otherwise act to protect the confidential status and treatment of the Confidential Information. In the event the disclosure of Ticket Software’s Confidential Information is required to prevent Licensee from being held in contempt or subject to any other penalty, Licensee may disclose the Confidential Information without prior notice to Ticket Software, but Licensee shall disclose only the portion of the Confidential Information which, in the written opinion of counsel, Licensee is legally compelled to disclose.

and;

(c) the use of Confidential Information by a Permitted Recipient in connection with this Agreement, provided that the disclosing party shall (i) make such Permitted Recipient aware of the requirements of this Agreement, (ii) take reasonable steps, including at least the steps taken by it to protect its own Confidential Information, to prohibit disclosure by such Permitted Recipient of the Confidential Information, and (iii) be responsible and liable for a Permitted Recipient’s disclosure or use of such Confidential Information which is not expressly permitted by this Agreement.

C. Essential Provision and Remedies. Licensee acknowledges that this Section is an essential provision of this Agreement and that Ticket Software would not have entered into this Agreement without its inclusion. Licensee agrees that such section is reasonable and appropriate in all respects and that, in the event of its violation or attempted violation, Ticket Software will suffer irreparable harm and its remedies at law will be inadequate. In the event of any such violation or attempted violation, Ticket Software shall be entitled to a temporary restraining order, temporary and permanent injunctions, specific performance, and any other available equitable relief, without any showing of irreparable harm or damage or the posting of any bond or other security. All rights and remedies of each party under this Agreement are cumulative and in addition to all other rights and remedies to which such party may be entitled from time to time, whether under another agreement, at law or in equity.

9. Proof of Insurance

Licensee represents and warrants to Ticket Software that, during the Term of this Agreement, it will maintain the following insurance coverage: (A) comprehensive general liability (including contractual and completed operations coverage) of $1,000,000 combined single limit; (B) umbrella liability coverage in an amount not less than $5,000,000; and (C) cyber liability and errors and omissions insurance or professional liability or malpractice insurance in an amount not less than $1,000,000.

10. Assignment

Licensee may not assign its rights or obligations arising under this Agreement; provided, however, that Licensee may assign this Agreement, without the prior written consent of Ticket Software, if such assignment is to an affiliate or an entity that has acquired all or substantially all of Licensee’s assets related to this Agreement, as a successor to the business of Licensee (whether by way of merger, reverse merger, consolidation, sale and purchase of assets or otherwise) but only if the acquiring entity is not a competitor of Ticket Software or its affiliates. A competitor of Ticket Software or its affiliates includes but is not limited to Vivid Seats, StubHub, and TicketMaster and any similar company and any subsidiaries or affiliates thereof. Ticket Software may assign its rights and obligations under this Agreement. Any assignment not in accordance with this Section shall render this Agreement null and void but shall not relieve Licensee of its obligations under this Agreement. Subject to the foregoing, this Agreement will be for the benefit of Ticket Software’s successors and assigns, and will be binding on Licensee’s heirs, legal representatives and permitted assignees.

11. Governing Law

This Agreement will be governed by and construed in accordance with the laws of the United States and the State of Connecticut as applied to agreements entered into and to be performed entirely within that state between residents of that state. Except for disputes related to payment or intellectual property infringement, which shall be brought in the state or federal courts of Hartford County, Connecticut, any dispute, controversy or claim arising out of or relating to this Agreement, or any alleged breach thereof, shall be submitted and determined by binding arbitration in the jurisdiction of Hartford County, Connecticut, and administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules including the Optional Rules for Emergency Measures of Protection. Any award issued through arbitration is enforceable in any court of competent jurisdiction.

12. Notices

Ticket Software will provide Licensee with notices via the email address Licensee provided to Ticket Software for its Designated Contact. It is Licensee’s responsibility to ensure that Ticket Software has current contact information for Licensee’s Designated Contact to ensure that any notices are sent to the correct email address. Each party’s Designated Contact and their information is listed below:

Ticket Software	Licensee
Name: Nicole Lajoie	Name: Santiago Figuereo
Address: 75 Gerber Road East	Address: 12425 SW 43rd St.
South Windsor, CT, 06074	Miami, FL, 33075
Email: Nicole.lajoie@ticketnetwork.com	Email: sfiguereo@stagewood.com
Phone: (860)644-4000 x1110	Phone: (786)577-7111

Licensee shall send all notices, requests and other communications required in this Agreement in writing by a commercial overnight courier that guarantees next day delivery and provides a receipt. A signature will be required for notice to be deemed received provided however a refusal to accept receipt shall be deemed receipt.

The mailing address for notice to Ticket Software is:

Ticket Software, LLC

Attn: Legal Department

Address: 75 Gerber Road E.

South Windsor, CT 06074

Phone: 860-644-4000

With mandatory copy to legal@ticketnetwork.com

which copy shall not of itself constitute notice.

13. Independent Contractor Relationship

The parties hereto are independent contractors, and nothing contained in this Agreement shall be construed as creating any partnership or joint venture relationship.

14. Representation on Authority of Parties/Signatories

Each person signing this Agreement represents and warrants that he or she is duly authorized and has legal capacity to execute and deliver this Agreement and that the execution, delivery, and the performance of such party’s obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

15. Modification and Waiver

Ticket Software may modify this Agreement, in the event of such modification Ticket Software will provide Licensee with notice of such modification by email to Licensee’s Designated Contact. In order to object to the modification, Licensee must notify Ticket Software’s Designated Contact by email to the address specified in Section 12 within thirty (30) days of receipt of notice. If Licensee does not so notify Ticket Software of its objection the modification shall be effective as of the date set forth in Ticket Software’s notice. Subject to the foregoing, this Agreement may not be modified except by written instrument signed by both parties. No term or provision hereof will be considered waived by either party, and no breach excused by either party, unless such waiver or consent is in writing signed on behalf of the party against whom the waiver is asserted. No consent by either party to, or waiver of, a breach by either party, whether express or implied, will constitute a consent to, waiver of, or excuse of any other, different, or subsequent breach by either party.

16. Counterparts and Electronic Signatures

The parties may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one Agreement. Delivery of an executed signature page by facsimile or electronic scan (e.g., pdf, .tif) is as effective as executing and delivering this Agreement in the presence of the other party to this Agreement.

17. Survival

Licensee’s payment obligations and the following Sections shall survive termination or expiration of this Agreement: Sections 2, 3, 4, 6, 7, 8, 10, 11, 12, 15, 16, 17, and 18.

18. Entire Agreement

This Agreement and Addendum A, which is attached hereto and incorporated herein, constitutes the entire agreement between the parties in connection with the subject matter hereof and supersedes all prior and contemporaneous agreements understandings, negotiations, and discussions of the parties with respect to a license to use the Software (including but not limited to any previous SEATICS Software License Agreement or other agreement to use the Software,) whether oral or written. V 5-29-19 8

IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their duly authorized representatives.

Ticket Software, LLC		Licensee

Signature		Signature
By:	Christopher Hummer	By:	Santiago Figuereo
Title:	CFO	Title:	CEO
Date:	08/14/2019	Date:	08/14/2019

Addendum A

SEATICS Product Schedule

SEATICS (the “Software”) provides a responsive interactive maps solution that supports multiple ticket inventory sources. The Software may allow a licensee to have control over the design and styling of the user interface.

The interactive venue maps in the Software provide a link between the ticket list and the seating chart so it is clear to the customer where each set of seats is located in the venue. The customer is able to manipulate the map and ticket list to narrow down their choices. Additional features are included to assist the customer in making their purchase decision.

Key features of the Software may include:

●	A catalog of interactive maps

●	Compatibility with many mobile phones and tablets including Apple and Android devices

●	A responsive layout A modular API

●	Section view images for select events

●	A mobile-first design that is continually user tested and improved